March 26, 2009

VIA EDGAR

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fidelity Bancorp, Inc.

Form 10-K for Fiscal Year Ended September 30, 2008

Form 10-Q for Fiscal Quarter Ended December 31, 2008

File No. 0-22288

Dear Mr. West:

On behalf of Fidelity Bancorp, Inc. (“Fidelity” or the “Company”), I am writing in response to the Staff’s letter, dated March 13, 2009, containing comments on Fidelity’s Annual Report on Form 10-K for the year ended September 30, 2008 (the “10-K Report”) and on Fidelity’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2008 (the “10-Q Report”).

Fidelity’s response to the Staff’s comment is set out below. For convenience, the response follows the text of the comment to which it relates.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 13 – TARP Capital Purchase Program, page 19

Please tell us and revise your future filings to more clearly discuss the following regarding your issuance of preferred stock and warrants to the U.S. Treasury:

•

Identify how you determined the fair value of the preferred stock and the common stock warrants (e.g. the carrying values of the preferred stock and the common stock warrants should be determined based on their relative fair values at the issue date);

Mr. Hugh West

Securities and Exchange Commission

March 25, 2009

•	Identify the market rate (discount rate) used when deriving the fair value of the preferred stock;

Note 13 – TARP Capital Purchase Program, page 19 (Continued)

•	Discuss the methodology (e.g. Black-Scholes) and assumptions used to calculate the fair value of the common stock warrants;

•	Discuss the method used to amortize the discount on the preferred stock; and

•	Revise your income statement presentation to present preferred dividends and amortization of the discount after net income, thus arriving at net income available to common stockholders.

The fair value of the preferred stock and the common stock warrants was determined based on their relative fair values calculated as of their issuance date, December 12, 2008. Based on their relative fair values, the TARP proceeds (net of issuance costs) were allocated between preferred stock and additional paid in capital (for the warrant component). The market/discount rate used when deriving the fair value of the preferred stock was 10.00%. This rate was determined by calculating the average dividend rate of the five most recent preferred equity offerings completed by banks and thrifts. A Black-Scholes model was used to calculate the fair value of the common stock warrants. Key assumptions input into the model included: amount of common stock, $1,050,000 (based on 15% of the gross TARP proceeds); market price of the common stock on the warrant grant date, $6.75; exercise price of the warrant, $8.65 (20 day trailing average of the common stock as of the Treasury’s approval date); number of common stock warrants issued, 121,387; expected life of the warrants, 5 years; the risk free interest rate, 1.55%; the continuous annualized volatility of the change in the underlying common stock’s price, 32.00%; and the simple annual expected cash dividend yield on common stock, 8.30%. Based on the calculations, the fair value of the preferred stock represented 95.65% of the total fair value of the preferred stock and common stock warrants, while the fair value of the common stock warrants represented 4.35% of the total. The discount on the preferred stock is being amortized on a straight-line basis over five years.

Fidelity will expand future filings to more clearly discuss the aforementioned information related to its issuance of preferred stock and common stock warrants to the U.S. Treasury. In addition, we will revise our income statement presentation to present preferred stock dividends and the amortization of the discount after net income, thus arriving at net income available to common stockholders.

The Company is responsible for the adequacy and accuracy of the disclosure in the 10-K Report and 10-Q Report. We acknowledge that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Hugh West

Securities and Exchange Commission

March 25, 2009

If you have any questions or comments with respect to the responses we have provided regarding your comments on our 10-K and 10-Q Reports, please do not hesitate to contact me at (412) 367-3300 ext. 3180.

Sincerely,

/s/ Lisa L. Griffith
Lisa L. Griffith
Chief Financial Officer and Treasurer

cc:	Chris Harley, SEC Staff Accountant